Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

HOME | WHAT'S IN IT FOR YOU | CONTACT THE FCC | IN THE NEWS | WHAT PEOPLE ARE SAYING | MERGER RESOURCES | À LA CARTE

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More choices, better pricing, same radios.

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SIRIUS and XM Announce Post Merger Pricing Plans.
Click here to learn more...

WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?
Just groups representing about every race, creed, religion and political affiliation, that's all.
see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

SIRIUS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

IN THE NEWS

Karmazin Swings Back at NAB
Broadcasting & Cable

FCCs Martin: Pleased With Sirius/XM A La Carte Proposal
Associated Press

The a la carte alternative
The Washington Times

PTC Lauds XM/Sirius for Promising Real Choices for Families
The Parents Television Council

Approve the Sirius/XM merger
The Washington Times

Cardinal puts his faith in proposed satellite merger
NY Daily News

Satellite Radio Hands Out Appetizers
The Motley Fool

Sirius, XM Offer Plan to Let Users Choose Channels
Bloomberg

Sirius-XM Radio Would Offer A La Carte Pricing
CNNMoney.com

XM-Sirius in New Pitch for Merger
Associated Press

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

Associated Press
FCC’s Martin Pleased With Sirius/XM Plan
Associated Press 08.07.07, 12:54 PM ET
WASHINGTON -
Federal Communications Commission Chairman Kevin Martin said he was pleased with the two satellite-radio companies’ proposal to let customers pick and choose channels if the companies are allowed to merge.
While admitting that he hadn’t read the details of the plan put forth by Sirius Satellite Radio Inc. (nasdaq: SIRI — news — people ) and XM Satellite Radio Holdings Inc. (nasdaq: XMSR — news — people ), Martin said he was “pleased any time companies come forward with proposals that would give consumers more control over what they pay for.”
Martin was speaking to reporters after the commission’s monthly public meeting at its Washington headquarters.
In order for the merger to go ahead, it must be approved by both the Department of Justice’s antitrust division and the FCC.
Last month, Sirius Chief Executive Mel Karmazin proposed a series of new packages he said would give satellite-radio subscribers more choice over what stations they paid for.
Martin has long advocated “a la carte” choices of cable television channels. It was widely seen by analysts that Karmazin was trying to curry favor with Martin with the proposals.
Martin said he couldn’t say when commissioners might decide on the merger.

‘A la carte’ looks choice to them
New York Daily News, Saturday, August 4th 2007, 4:00 AM
The promise by the XM and Sirius satellite-radio companies to offer “a la carte” programming if they are allowed to merge has drawn a round of applause from the Parents Television Council.
Specifically, the council hopes this will pressure cable television to offer the same thing.
“We call upon the cable and satellite television industries to follows the lead of XM and Sirius and give real choices to customers who are deeply offended by many of the channels families are forced to buy just to get access to the quality family programming available on cable,” said the president of the parents’ group, Tim Winter.
Cable and satellite TV have long warned that offering “a la carte” options would raise prices and could put many channels out of business. Cable and satellite costs are kept down, they say, by bundling channels into packages.
Winter said an “a la carte” system would not only be “the best set of parental controls,” but would “enable the marketplace to decide what it wishes to purchase.”
The Sirius/XM plan would let subscribers pick 50 or 100 of their favorite channels for a set monthly rate.

Busted: NAB cites satelite radio as competition on website
Orbitcast
Monday, August 6, 2007 at 2:41 PM
Even while the National Association of Broadcasters (NAB) attempts to scuttle the Sirius-XM merger, they still can’t resist admitting that they compete directly with satellite radio and other forms of audio media. We’re not talking about NAB CEO and President David Rehr’s speech at the National Press Club last year (watch the video here) where he lists satellite radio as a competitor. Though that alone is fairly telling. Instead, its now their web site and a promotion of an upcoming session at the annual NAB Radio Show, that admits it all:
“In the AM radio days, perhaps there were a half-dozen radio choices for most consumers. With the advent of FM, the number expanded to perhaps 20 or 30 options. Today, with satellite radio, streaming and pod-casts, the options are nearly infinite. The consumer will soon see an ‘Infinite Dial’, where any kind of radio, for any kind of taste, will be available at any time. How will your station compete in such an environment, where anyone can find anything at any time?”
Indeed. Despite flip-flopping their position, backpedaling claims that satellite is not competition, banner hanging campaigns, and let’s not forget the old sow’s ear; the NAB still can’t resist citing satellite radio as competition. It’s one thing to mention it during a speech, but it’s another to spell it out on your website. Unless of course... it’s the truth. [NAB Radio Show: The Infinite Dial]

Mel Karmazin Editorial on A La Carte packages
Orbitcast
Monday, August 6, 2007 at 10:51 AM
Mel Karmazin wrote an editorial piece on Sirius-XM’s proposed A La Carte packages, which was ran today in the Washington Times.
Karmazin said that “nothing I’ve touched though has come close to changing the consumer experience” like the pricing packages. He added that it’s a “first-ever in subscription media.” A distinction that I think the FCC has likely recognized as well. For Chairman Martin, I don’t think it’s just a “first,” but also a victory against other forms of media who have been reluctant to provide a la carte.
Mel doesn’t resist the chance to call out the NAB either (and he should).
“We believe a strategy of increased choice and lower price points will build our subscriber base and allow us to become a stronger competitor in the audio entertainment marketplace. Apparently, our giant competitors in terrestrial broadcasting agree. The National Association of Broadcasters and its allies have opposed the merger of Sirius and XM, arguing that the merger will be anti-competitive.”
“...it seems to me the NAB isn’t afraid the merger will foster too little competition. It’s afraid it will foster too much,” Karmazin added. “However, the efficiencies and cost savings we realize from the merger will allow us to compete more aggressively with terrestrial radio, the 800-pound gorilla that still dominates the industry.”
I think it’s good that Karmazin focuses on the competition between terrestrial radio and satellite radio, because that’s an argument that is easily won. Many people tend to have an issue with saying that satellite radio and iPods compete, saying that the mediums are complimentary and not substitutable. But the thought that terrestrial and satellite compete head-to-head, on a nationwide basis, is something that I think many people can recognize. Especially those reading the Washington Times.
There’s much more to the op-ed piece, I highly recommend reading it.